Mail Stop 3561

January 3, 2008

Mr. Shawn Pecore
c/o Wyoming Corporate Services, Inc.
2710 Thomes Avenue
Cheyenne, Wyoming 82001

       Re: **Hillholm Acquisition, Inc. (File No. 0-52965)**
             Petman Acquisition, Inc. (File No. 0-52966)
             Ashwood Acquisition, Inc. (File No. 0-52967)
             Pendrith Acquisition, Inc. (File No. 0-52968)
             Kempsell Acquisition, Inc. (File No. 0-52969)
             Registration Statements on Form 10-SB
             Filed December 11, 2007

Dear Mr. Pecore:

We are writing concerning the registration statements on Form 10S-B cited above. We note the disclosure that you are the control person of Fiorano, Inc., which was a reporting company with the Commission until it filed a Form 15 in August 2007. It appears that Fiorano has failed to file several required reports under the Exchange Act with the Commission. Please amend the Form 10-SB registration statements to disclose this matter in all material respects. In addition, please add a risk factor addressing this matter or explain to us why no risk factor is required.

If you have any questions, please call Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director